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                                                           EXTERNAL NEWS RELEASE
                                                                        02-15-TC

FOR IMMEDIATE RELEASE:     October 29, 2002



                     BULLMOOSE COAL MINE TO REDUCE WORKFORCE


Tumbler Ridge, B.C. -- Bullmoose Operating Corporation announced today that manpower requirements are being adjusted as mining of its coal deposit nears completion. Effective January 24, 2003, 46 employees will be laid off.

A further layoff of 130 employees will occur at closure on April 4, 2003, reducing the workforce to 32 people who will be working on site reclamation and decommissioning.

Employees will be assisted in their transition to other employment.

The Bullmoose mine, located in northeastern British Columbia, has operated continuously since production began in 1983 and has shipped over 32 million tonnes of metallurgical coal to overseas steel producers.

Teck Cominco Limited, which operates the open-pit metallurgical mine, owns 61%, BHP-Billiton 29% and Nissho-Iwai (Canada) Ltd. 10%.

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Contact:          John McManus
                  Mine Manager
                  Bullmoose Operating Corporation
                  (250) 242-6302





                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com